Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Registration Statement No. 333-116565 on Form S-3 of America First Apartment Investors, Inc. of our report dated December 11, 2006, with respect to the combined statement of revenue and certain operating expenses of the properties known as Cumberland Trace, Morganton Place, Woodberry, and Village at Cliffdale (the “Properties”) for the year ended December 31, 2005 (which report expresses an unqualified opinion and contains an explanatory paragraph relating to the combined statement of revenue and certain operating expenses was prepared for the purposes of complying with the rules and regulations of the Securities and Exchange Commission and is not intended to be a complete presentation of the Properties’ revenues and expenses) appearing in this current report on Form 8-K/A.
/s/ DELOITTE & TOUCHE LLP
Omaha, Nebraska
December 11, 2006